                            SCHEDULE 14A INFORMATION
                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

  [_]Preliminary Proxy Statement          [_]Confidential, for Use of the
  [_]Definitive Proxy Statement             Commission Only (as
  [X]Definitive Additional Materials        permitted by Rule 14a-
                                            6(e)(2))
  [_]Soliciting Material Pursuant to Section 240.14a-11 or Section 240.14a-12

                                ITT CORPORATION
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           HILTON HOTELS CORPORATION

                                HLT CORPORATION
                   (NAME OF PERSON(S) FILING PROXY STATEMENT)

Payment of Filing Fee (Check the appropriate box):

  [X]No fee required.

  [_]Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:
      ----------------------------------------------------------------------

    (2) Aggregate number of securities to which transaction applies:
      ----------------------------------------------------------------------

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
      ----------------------------------------------------------------------

    (4) Proposed maximum aggregate value of transaction:
      ----------------------------------------------------------------------

    (5) Total fee paid:
      ----------------------------------------------------------------------

  [_]Fee paid previously with preliminary materials.

  [_]Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)Amount Previously Paid:
      ----------------------------------------------------------------------

    (2)Form, Schedule or Registration Statement No.:
      ----------------------------------------------------------------------

    (3)Filing Party:
      ----------------------------------------------------------------------

    (4)Date Filed:
      ----------------------------------------------------------------------

        This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase (i) 61,145,475 shares of Common Stock, no par value (the "Common Stock"), of ITT Corporation, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

        On September 29, 1997, the Nevada Court found that "the primary purpose of ITT's Comprehensive Plan was to disenfranchise its shareholders." The Nevada Court enjoined the Company from implementing the Comprehensive Plan, and further ordered that the Company hold its 1997 annual meeting of stockholders on or before November 14, 1997. The full text of the Nevada Court order (the "Injunction Order") is filed herewith as Exhibit (g)(28) and is incorporated herein by reference.

        Parent and the Purchaser have filed supplementary proxy materials (the "Supplementary Proxy Materials"), dated October 6, 1997. The full text of the Supplementary Proxy Materials is filed herewith as Exhibit (a)(31) and is incorporated herein by reference. The Supplementary Proxy Materials set forth, among other things, the collar provisions Parent has proposed with respect to the Proposed Merger following consummation of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(31)  Supplementary Proxy Materials, dated October 6, 1997
(g)(28)  Injunction Order.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 1997



                                   HILTON HOTELS CORPORATION


                                   By: /s/ Matthew J. Hart
                                       --------------------------
                                   Name:   Matthew J. Hart
                                   Title:  Executive Vice President
                                           and Chief Financial Officer

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 1997



                                   HLT CORPORATION


                                   By: /s/ Arthur M. Goldberg
                                       -------------------------
                                   Name:   Arthur M. Goldberg
                                   Title:  President

                                 EXHIBIT INDEX

Exhibit                     Description
-------                     -----------

(a)(31)  Supplementary Proxy Materials, dated October 6, 1997.

(g)(28)  Injunction Order.